                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Core Laboratories N.V.
                       ----------------------------------
                                (Name of Issuer)

                   Common Stock, par value NLG 0.03 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   N22717 10 7
                               -----------------
                                 (CUSIP Number)

                                H. Dean Owen, Jr.
                                 8900 Forum Way
                             Fort Worth, Texas 76140
                                 (817) 551-0540
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Harrold D. Owen

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            682,912
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        682,912

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             682,912

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):    2.5%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Betty Jo Owen

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:              USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            682,912
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        682,912

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             682,912

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):     2.5%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     H. Dean Owen, Jr.

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            244,483
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        244,483

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             244,483

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):     0.9%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Brooke Owen Goff

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           42,341
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     42,341

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) X

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Jerrod Mitchell Goff

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            None
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           1,366
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        None

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     1,366

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             1,366

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Marilyn Kate Goff

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            None
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           1,366
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        None

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     1,366

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             1,366

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     H.D. Owen, III

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Bryann A. Owen

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Bria J. Owen

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            None
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           39,609
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        None

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     39,609

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Sharron Drury

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Derrek D. Drury

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Daley B. Drury

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Sharron Denee' Drury

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Kimberly Williamson

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           79,218
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     79,218

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) X

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Reif O. Chron

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            39,609
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        39,609

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     Beau G. Chron

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            None
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           39,609
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        None

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     39,609

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             39,609

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  less than 0.1%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

CUSIP No. N22717 10 7

--------------------------------------------------------------------------------

1)   Names of Reporting Persons:     David Wesson

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)     PF

--------------------------------------------------------------------------------
5) Check If Disclosure Of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:             USA

--------------------------------------------------------------------------------
                  (7)   Sole Voting Power:.            228,093
    Number of
   Shares Bene-   --------------------------------------------------------------
    ficially      (8)   Shared Voting Power:           None
  Owned by Each
    Reporting     --------------------------------------------------------------
   Person With    (9)   Sole Dispositive Power:        228,093

                  --------------------------------------------------------------
                  (10)   Shared Dispositive Power:     None

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             228,093

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11): 0.8%


--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)       IN

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value NLG 0.03 per share, of Core Laboratories N.V. The principal offices of Core Laboratories N.V. are at Herengracht 424, 1017 BZ Amsterdam, The Netherlands.

ITEM 2. IDENTITY AND BACKGROUND.

LEGEND: (a) Name, (b) Residence, (c) Occupation, (d) Criminal conviction within last 5 years, (e) Subject to an injunction or finding involving securities laws, (f) Citizenship


(a)  Harrold D. Owen
(b)  3921 Sarita Drive, Fort Worth, Texas  76109
(c)  Engineer
(d)  No
(e)  No
(f)  USA

(a)  Betty Jo Owen
(b)  3921 Sarita Drive, Fort Worth, Texas  76109
(c)  homemaker
(d)  No
(e)  No
(f)  USA

(a)  H. Dean Owen, Jr.
(b)  6453 Elm Crest Court, Fort Worth, Texas  76132
(c)  Vice President and General Counsel, Owen Oil Tools, Inc.
(d)  No
(e)  No
(f)  USA

(a)  Brooke Owen Goff
(b)  3216 David Drive, Hurst, Texas  76054
(c)  homemaker
(d)  No
(e)  No
(f)  USA

(a)  Jerrod Mitchell Goff
(b)  3216 David Drive, Hurst, Texas  76054
(c)  minor child
(d)  No
(e)  No
(f)  USA

(a)  Marilyn Kate Goff
(b)  3216 David Drive, Hurst, Texas  76054
(c)  minor child
(d)  No
(e)  No
(f)  USA

(a)  H.D. Owen, III
(b)  5204 Bryant Irvin Road, No. 1123, Fort Worth, Texas 76132
(c)  homebuilder
(d)  No
(e)  No
(f)  USA

(a)  Bryann A. Owen
(b)  6453 Elm Crest Court, Fort Worth, Texas  76109
(c)  student
(d)  No
(e)  No
(f)  USA

(a)  Bria J. Owen
(b)  6453 Elm Crest Court, Fort Worth, Texas  76109
(c)  minor child
(d)  No
(e)  No
(f)  USA

(a)  Sharron Drury
(b)  12005 County Road 1000, Godley, Texas  76044
(c)  President, Bain Industries, Inc.
(d)  No
(e)  No
(f)  USA

(a)  Derrek D. Drury
(b)  12005 County Road 1000, Godley, Texas  76044
(c)  student
(d)  No
(e)  No
(f)  USA

(a)  Daley B. Drury
(b)  12005 County Road 1000, Godley, Texas  76044
(c)  student
(d)  No
(e)  No
(f)  USA

(a)  Sharron Denee' Drury
(b)  12005 County Road 1000, Godley, Texas  76044
(c)  minor child
(d)  No
(e)  No
(f)  USA

(a)  Kimberly Williamson
(b)  1 Croix Rollaud, 1380 Couture St. Germain, Lasne, Belgium
(c)  homemaker
(d)  No
(e)  No
(f)  USA


(a)  Reif O. Chron
(b)  237 Suzanne Way, Coppell, Texas  75019
(c)  student
(d)  No
(e)  No
(f)  USA

(a)  Beau G. Chron
(b)  237 Suzanne Way, Coppell, Texas  75019
(c)  minor child
(d)  No
(e)  No
(f)  USA

(a)  David Wesson
(b)  1412 Country Ridge, DeSoto, Texas  75115
(c)  President, Owen Oil Tools, Inc.
(d)  No
(e)  No
(f)  USA

Filers Harrold D. Owen and Betty Jo Owen are husband and wife and may constitute a group as defined by Regulation 13d. The other filers herein may constitute a group as defined by Regulation 13d as a result of acquisition of the reported securities pursuant to the referenced Merger Agreement (defined in Item 3 hereinbelow) to which all filers were party. This filing is on behalf of each of Harrold D. Owen and Betty Jo Owen as a group together and as a group consisting of the other filers herein. Notwithstanding, each party expressly disclaims membership in a group immediately following such acquisition of the securities reported herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Harrold D. Owen acquired 682,912 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $16,496,698, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc., pursuant to an Agreement and Plan of Merger among Core Laboratories N.V., Owen Acquisition, Inc., Owen Oil Tools, Inc. and the Stockholders of Owen Oil Tools, Inc. (the "Merger Agreement"). All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Owen.

     Betty Jo Owen acquired 682,912 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $16,496,698, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mrs. Owen.

     H. Dean Owen, Jr. acquired 244,483 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $5,905,818, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Owen.

     Brooke Owen Goff acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mrs. Goff.

     Jerrod Mitchell Goff through his Custodian Brooke Owen Goff acquired 1,366 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $32,993, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Goff through his Custodian Brooke Owen Goff. Mrs. Goff disclaims beneficial ownership of said 1,366 shares purchased for her minor child.

     Marilyn Kate Goff through her Custodian Brooke Owen Goff acquired 1,366 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $32,993, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Miss Goff through her Custodian Brooke Owen Goff. Mrs. Goff disclaims beneficial ownership of said 1,366 shares purchased for her minor child.

     H.D. Owen, III acquired 39,609 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Owen.

     Bryann A. Owen acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Miss Owen.

     Bria J. Owen through her Custodian H. Dean Owen, Jr. acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Miss Owen through her Custodian H. Dean Owen, Jr. Mr. Owen disclaims beneficial ownership of said 39,609 shares purchased for his minor child.

     Sharron Drury acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mrs. Drury.

     Derrek D. Drury acquired 39,609 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Drury.

     Daley B. Drury acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Miss Drury.

     Sharron Denee' Drury acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Miss Drury.

     Kimberly Williamson acquired 39,609 shares of common stock on June 30, 1998, in exchange for all her common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mrs. Williamson.

     Reif O. Chron acquired 39,609 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Chron.

     Beau G. Chron through his Custodian Kimberly Williamson acquired 39,609 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $956,808, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Chron through his Custodian Kimberly Williamson. Mrs. Williamson disclaims beneficial ownership of said 39,609 shares purchased for her minor child.

     David Wesson acquired 228,093 shares of common stock on June 30, 1998, in exchange for all his common stock in Owen Oil Tools, Inc., a Texas corporation, which shares were valued at $5,509,897, in connection with the acquisition by Core Laboratories N.V. of all the issued and outstanding securities of Owen Oil Tools, Inc. pursuant to the Merger Agreement. All such shares were purchased with personal funds in the form of common stock of Owen Oil Tools, Inc. held by Mr. Wesson.


ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transaction was for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following persons acquired their shares of common stock of Core Laboratories N.V. pursuant to the Merger Agreement as described in Item 3. The per share value of the Core Laboratories N.V. common stock was $24.16 per share.

                        No. Common   % of Common
Name                    Shares       Shares
----                    ------       ------
Harrold D. Owen          682,912     2.5%
Betty Jo Owen            682,912     2.5%
H. Dean Owen, Jr         244,483     0.9%
Brooke Owen Goff          39,609     less than 0.1%
Jerrod Mitchell Goff       1,366     less than 0.1%
Marilyn Kate Goff          1,366     less than 0.1%
H.D. Owen, III            39,609     less than 0.1%
Bryann A. Owen            39,609     less than 0.1%
Bria J. Owen              39,609     less than 0.1%
Sharron Drury             39,609     less than 0.1%
Derrek D. Drury           39,609     less than 0.1%
Daley B. Drury            39,609     less than 0.1%
Sharron Denee' Drury      39,609     less than 0.1%
Kimberly Williamson       39,609     less than 0.1%
Reif O. Chron             39,609     less than 0.1%
Beau G. Chron             39,609     less than 0.1%
David Wesson             228,093     0.8%

               Total   2,276,829     6.8%

     Each holder has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of the shares, except for those shares held by Custodians for Jerrod Mitchell Goff, Marilyn Kate Goff, Bria J. Owen, and Beau G. Chron, minor children, as described in Item 3 above, which shares will be voted and controlled by their respective Custodians until such children reach the age of majority, respectively. Except for such minor children and their Custodians, none of the above holders, nor any other person, share any power to vote or direct the vote of such shares, nor do they share the power to dispose or direct the disposition of such shares. None of the above persons are directors or officers of Core Laboratories N.V.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person with respect to any securities of the issuer, nor are there any securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, other than the following:

     -- Agreement and Plan of Merger dated June 30, 1998, among Core Laboratories N.V., Owen Acquisition, Inc., Owen Oil Tools, Inc. and the Stockholders of Owen Oil Tools, Inc.

     -- Escrow Agreement dated June 30, 1998, among Core Laboratories N.V., Owen Acquisition, Inc., Owen Oil Tools, Inc., H.Dean Owen, Jr., and Bankers Trust Company.

     -- The parent Custodians of the minor children, described in Items 3 and 5, hold voting power and such other power over such shares as provided pursuant to the Texas Uniform Transfers to Minors Act, as amended.

The persons named in Item 2 disclaim group status except to the extent governed by the above matters disclosed in this Item 6.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1 - Agreement and Plan of Merger dated June 30, 1998, among
                       Core Laboratories N.V., Owen Acquisition, Inc., Owen Oil Tools, Inc. and the Stockholders of Owen Oil Tools, Inc.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 July 15, 1998           /s/ HARROLD D. OWEN
------------------   ---------------------------------------------------
(Date)               Harrold D. Owen

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 July 15, 1998           /s/ BETTY JO OWEN
------------------   ---------------------------------------------------
(Date)               Betty Jo Owen

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 16, 1998          /s/ H. DEAN OWEN, JR.
------------------   ---------------------------------------------------
(Date)               H. Dean Owen, Jr.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 15, 1998          /s/ BROOKE OWEN GOFF
------------------   ---------------------------------------------------
(Date)               Brooke Owen Goff

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 15, 1998          /s/ BROOKE OWEN GOFF
------------------   ---------------------------------------------------
(Date)               Brooke Owen Goff, as Custodian
                     for Jerrod Mitchell Goff

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 15, 1998          /s/ BROOKE OWEN GOFF
------------------   ---------------------------------------------------
(Date)               Brooke Owen Goff, as Custodian
                     for Marilyn Kate Goff

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 16, 1998          /s/ H.D. OWEN, III
------------------   ---------------------------------------------------
(Date)               H.D. Owen, III

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 16, 1998          /s/ BRYANN A. OWEN
------------------   ---------------------------------------------------
(Date)               Bryann A. Owen

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 16, 1998          /s/ H. DEAN OWEN, JR.
------------------   ---------------------------------------------------
(Date)               H. Dean Owen, Jr., as Custodian for Bria J. Owen

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 15, 1998          /s/ SHARRON DRURY
------------------   ---------------------------------------------------
(Date)               Sharron Drury

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 17, 1998          /s/ DERREK D. DRURY
------------------   ---------------------------------------------------
(Date)               Derrek D. Drury

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 1998        /s/ DALEY B. DRURY
------------------   ---------------------------------------------------
(Date)               Daley B. Drury

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  July 15, 1998          /s/ SHARRON DRURY
------------------   ----------------------------------------------------------
(Date)               Sharron Denee' Drury, by her legal guardian, Sharron Drury

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 17, 1998          /s/ KIMBERLY WILLIAMSON
------------------   ---------------------------------------------------
(Date)               Kimberly Williamson

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 15, 1998          /s/ REIF O. CHRON
------------------   ---------------------------------------------------
(Date)               Reif O. Chron

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 17, 1998          /s/ KIMBERLY WILLIAMSON
------------------   ---------------------------------------------------
(Date)               Kimberly Williamson, as Custodian for Beau G. Chron

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 15, 1998          /s/ DAVID WESSON
------------------   ---------------------------------------------------
(Date)               David Wesson

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 EXHIBIT
------                                 -------

Exhibit 99.1 -      Agreement and Plan of Merger dated June 30, 1998, among
                    Core Laboratories N.V., Owen Acquisition, Inc., Owen Oil
                    Tools, Inc. and the Stockholders of Owen Oil Tools, Inc.